07025774

7/13

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Paragon Minerals Corporation

*CURRENT ADDRESS Suite 1540, 800 West Pender Street
Vancouver, British Columbia V6C 2V6

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 07 2007
THOMSON
FINANCIAL

FILE NO. 82- 35102 FISCAL YEAR 9/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: ERS
DAT : 8/7/07

082-35702

ARIS
9-30-06

RECEIVED
JUL 13 2007
OFFICE OF INTERNATIONAL CORPORATE
FINANCE – CORPORATION FINANCE

PARAGON MINERALS CORPORATION

Financial Statements

From Incorporation on July 4, 2006 to September 30, 2006

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604.629.2489
E-mail: paragon@paragonminerals.com www.paragonminerals.com

PARAGON MINERALS CORPORATION

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Company's independent auditors, De Visser Gray, Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

"*Michael Vande Guchte*"	"*Robert Lewis*"
Michael Vande Guchte	Robert Lewis
President	Chief Financial Officer

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Paragon Minerals Corporation

We have audited the balance sheet of Paragon Minerals Corporation as at September 30, 2006 and the statement of operations and deficit and cash flows for the period from incorporation on July 4, 2006 to September 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of materials misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and the results of its operations and cash flows for the period from incorporation on July 4, 2006 to September 30, 2006 in accordance with generally accepted accounting principles in Canada.

"De Visser Gray"
CHARTERED ACCOUNTANTS

Vancouver, British Columbia
January 22, 2007.

PARAGON MINERALS CORPORATION

Balance Sheet

(Stated in Canadian Dollars)

		September 30 2006
Assets		
Current assets		
Cash and cash equivalents	$	5,722
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$	130,000
Shareholders' deficiency		
Share capital (note 5)		-
Deficit		(124,278)
		(124,278)
	$	5,722

See accompanying notes to the financial statements

Continuance of operations (note 1)
Subsequent events (Note 7)

Approved by the Board of Directors:

"Michael Vande Guchte"	*"David Adamson"*
Michael Vande Guchte Director	David Adamson Director

PARAGON MINERALS CORPORATION

Statement of Operations and Deficit

(Stated in Canadian Dollars)

	For the Period from Incorporation on July 4 to September 30 2006
Expenses	
Office & miscellaneous	$ 105
Organization costs	125,000
Professional fees	5,000
Loss before other items	(130,105)
Foreign exchange gain	4,787
Interest income	1,040
Net loss for the period	(124,278)
Deficit, beginning of the period	-
Deficit, end of the period	$ (124,278)

See accompanying notes to the financial statements

PARAGON MINERALS CORPORATION

Statement of Cash Flows

(Stated in Canadian Dollars)

	For the Period from Incorporation on July 4 to September 30 2006
Cash Provided by (Used for):	
Operating Activities	
Loss for the period	$ (124,278)
Changes in non-cash working capital components:	
Accounts payable and accrued liabilities	130,000
Net cash provided during the period	5,722
Cash and cash equivalents, beginning of the period	-
Cash and cash equivalents, end of the period	$ 5,722

See accompanying notes to the financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 with no issued share capital and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

At the date of these financial statements, the Company had not commenced any mineral exploration operations, nor had it taken ownership of the Rubicon Newfoundland mineral properties, none of which included a known body of commercial grade ore. The ability of the Company to recover the costs it has incurred to the date of issue of these statements, on these properties, is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the development stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $124,278 at September 30, 2006. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

Refer to note 7.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Summarized below are those policies considered particularly significant to the Company.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company's management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Financial Instruments and Financial Risk

The Company's financial instruments consists of cash, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares or the date of share issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants ("CICA") in connection with accounting for stock option-based compensation. The standard requires that all stock option-based awards made to consultants and employees be recognized in these financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus, originally recognized when the options were granted, is transferred to share capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders' equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures

3. MINERAL PROPERTY COSTS

NEWFOUNDLAND

South Tally Pond Property

During the period ended September 30, 2006, the Company signed an option to acquire a 100% interest in 249 claims located in Newfoundland. In order for the Company to acquire the interest in the property it must:

Issue 250,000 shares on the option effective date (issued subsequently);
Issue 250,000 shares on the 1st anniversary thereafter;
Issue 500,000 shares on the earlier of the 8th anniversary of the option effective date or the completion of a bankable feasibility study;
Fund certain exploration expenditures of $30,951 incurred by the optionor, prior to the option effective date (paid subsequently).

The property is subject to a 2% NSR royalty.

(Stated in Canadian Dollars)

4. RELATED PARTY TRANSACTIONS

As at September 30, 2006, the Company owes Rubicon Minerals Corporation ("Rubicon"), a company with directors in common, $125,000 for its share of the cash incurred on the Rubicon Plan of Arrangement. These amounts are included in accounts payable and accrued liabilities and represent the unpaid portion of the cost as of the respective date. All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

5. SHARE CAPITAL

The authorized share capital consists of an unlimited number of common shares without par value of which none were issued on incorporation and none were issued or outstanding at September 30, 2006.

Refer to note 6 for shares, options and warrant obligations issued and outstanding upon completion of the Plan of Arrangement, subsequent to September 30, 2006.

During the period, the Company adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange (subsequently determined to be 4,014,584 options). Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

6. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2006
	$
Net loss for the year	(124,278)
Expected income recovery	(42,379)
Unrecognized benefit of current non-capital loss	42,379
Total income taxes	-

The significant components of the Company's future income tax assets are as follows:

	2006
	$
Future income tax assets:	
Non-capital loss carryforwards	42,379
	42,379
Valuation allowance	(42,379)
Net future tax assets	-

(Stated in Canadian Dollars)

6. **INCOME TAXES** *(continued)*

The Company has non-capital losses of approximately $124,000, which are available to reduce future taxable income in Canada and which expire in 2026. The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized.

7. **SUBSEQUENT EVENTS**

(a) Rubicon Plan of Arrangement

On December 8, 2006 Rubicon completed a re-organization by statutory Plan of Arrangement that resulted in the following transactions with Paragon Minerals Corporation

(i) Rubicon transferred all of its interests and rights in regard to its portfolio of mineral properties in Newfoundland and Labrador to the Company.

(ii) Rubicon transferred all of its interests in the office equipment located in Newfoundland.

(iii) The Company issued 12,801,754 shares to all holders of Rubicon shares at the exchange ratio of 1 Paragon share for every 6 Rubicon shares held.

(iv) The Company granted 633,111 stock options to the holders of Rubicon stock options at the exercise price of $0.38 to $0.96 as required by the Plan of Arrangement.

(v) The Company accepted the obligation to issue a total of up to 525,453 shares upon the future exercise of Rubicon warrants outstanding at the completion of the Plan of Arrangement. The Company will receive $0.24 to $0.48 per Paragon share issued as stipulated by the Plan of Arrangement.

(b) The Company completed a private placement financing for 3,179,000 non-flow-through units at $0.50 per unit and 4,092,168 flow-through shares at $0.60 per share for aggregate proceeds of $4,044,300. Each non-flow-through unit consists of one common share and one warrant. Each warrant entitles the holder to purchase an additional common share for an exercise price of $1.00 for a period of two years.

(c) The Company issued 400,000 common shares pursuant to mineral property agreements.

(d) The Company issued 1,250 common shares at $0.56 per share for stock options exercised.

PARAGON MINERALS CORPORATION

Management's Discussion & Analysis

For the period July 4, 2006 (Date of Incorporation) to September 30, 2006

Suite 1540 – 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.629.2353 Toll free: 1.877.533.6353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

Introduction

The following Management's Discussion and Analysis of the financial position and operations of Paragon Minerals Corporation ("Paragon" or the "Company"), prepared as of January 26, 2007, should be read in conjunction with the audited financial statements for the period from July 4, 2006 (the "Date of Incorporation") to September 30, 2006 (financial year end). Paragon became a reporting issuer on December 8, 2006 and has no prior periods to report.

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of gold and base metal projects, specifically within the Province of Newfoundland and Labrador. The Company has a significant portfolio of exploration properties in Newfoundland, which it is exploring through a combination of partner funded exploration and Company funded exploration. The Company is listed on the TSX Venture Exchange under the symbol "PGR".

General

Paragon was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006. Paragon's head office and principal business address is Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 and it's registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6

On July 6, 2006, the Company entered into an Arrangement Agreement with Rubicon Minerals Corporation ("Rubicon"), CopperCo Resources Corp ("CopperCo") and Africo Resources Ltd ("Africo") in order to implement a statutory procedure known as a Plan of Arrangement (the "Arrangement") pursuant to Section 288 of the Business Corporations Act (British Columbia).

Under the terms of the Arrangement, Rubicon would transfer to Paragon its base and precious metal exploration properties in the Province of Newfoundland and Labrador and the Territory of Nunavut in exchange for shares that would be distributed to the Rubicon shareholders in accordance with the terms of the Arrangement. Rubicon Shareholders unanimously approved the Arrangement on August 8, 2006, at the Rubicon Annual and Special General Meeting.

On November 29, 2006 the Arrangement was approved by the Supreme Court of British Columbia and became effective on December 8, 2006.

On December 8, 2006, Paragon entered into an Asset Transfer and Assignment Agreement whereby Rubicon agreed and has transferred certain mineral property agreements, mineral property interests and certain other related assets (the "Paragon Transferred Assets"), and Paragon has agreed to acquire and assume Rubicon's interest in the Paragon Transferred Assets.

Paragon received a conditional listing approval from the TSX Venture Exchange ("TSX-V") on December 7, 2006 and final approval on December 15, 2006. Paragon began trading on the TSX-V under the symbol "PGR" on December 15, 2006.

For additional details on the Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com

Significant Events, Transactions and Activities on Mineral properties.

On August 8, 2006 the Company entered into a financing agreement with Rubicon and Altius Resource Inc ("Altius") whereby Altius would participate in the Company's non-brokered private placement. The financing agreement was subject to the Arrangement completing.

On September 1, 2006 the Company entered into an option agreement with Altius to acquire a 100% interest in 2 mineral licenses called the South Tally Pond Property (the "Property") and located in central

Newfoundland. The option agreement became effective on December 15, 2006 after completion of the Arrangement.

On September 8, 2006, the Company closed its non-brokered private placement, raising total gross proceeds of $4,044,800 through the sale of 4,092,168 Paragon flow-through units at a price of $0.60 per unit and 3,179,000 Paragon non flow-through units at a price of $0.50 per unit. Under the terms of the financing agreement, each Paragon Flow-Through unit would automatically convert into one flow-through Paragon common share; and each Paragon non flow-through unit would automatically convert into one non flow-through Paragon common share and one non flow-through Paragon share purchase warrant, where one whole non flow-through Paragon share purchase warrant entitles the holder to purchase one additional non flow-through Paragon common share at a price of $1.00 for a term of two years. All subscription funds were held in escrow by Computershare Company of Canada pending the completion of the Arrangement.

Altius placed a total of $1.9 million into the non-brokered private placement making Altius the largest shareholder in the Company.

Pursuant to the Arrangement Agreement, the following gold and base metal mineral properties were transferred to the Company on December 8, 2006. All properties are in Newfoundland, except as indicated.

Gold Properties

1. JBP Linear property (Principal Property) – the Company holds a 100% interest
2. Glenwood property – the Company holds a 100% interest
3. Jonathans Pond property – the Company holds a 100% interest
4. Wings Point property – the company holds a 100% interest
5. Appleton Linear property – the Company holds the option to earn 100% interest in 4 properties (Golden Bullet property, Appleton property, Bowater property, Linear property)
6. Mt. Peyton Linear property – the Company holds a 100% interest
7. TCH property – the Company holds a 100% interest
8. Huxter Lane property – the Company holds a 100% interest, optioned to Meridian Gold Inc who can earn up to 70% interest.
9. Golden Promise property (Principal Property) – the Company holds a 100% interest, optioned to Crosshair Exploration & Mining to earn 60% interest.
10. South Golden Promise property - the Company holds a 100% interest, optioned to Crosshair Exploration & Mining to earn 60% interest.
11. Barren Lake property – the Company holds a 100% interest, optioned to Crosshair Exploration & Mining to earn 60% interest.
12. New World property – the Company holds a 100% interest.
13. Star Track property – the Company holds a 100% interest.
14. Long Pond property - the Company holds a 100% interest.
15. Maritec property – the Company holds a 100% interest.
16. Baie Vista property - the Company holds a 100% interest.
17. Lizard Pond Property – the Company holds a 100% interest.
18. VIP property - the Company holds a 100% interest.

Base Metal properties

1. Seal Bay property – the Company holds a 51% interest, Xstrata 49% interest (joint venture to be formalized)
2. West Cleary property – the Company holds a 51% interest, Xstrata 49% interest (joint venture to be formalized)
3. Victoria Lake property – the Company holds an option to earn 100% interest; optioned to Crosshair Exploration & Mining for 60% interest

4. Victoria Lake 10188M property,– the Company holds an option to earn 100% interest, optioned to Crosshair Exploration & Mining for 60% interest
5. Harpoon property – the Company holds the option to earn 100% interest
6. Lake Douglas East & West properties, Newfoundland – the Company holds the option to earn 100% interest
7. Winter Hill property - the Company holds a 100% interest
8. Hungry Hill property - the Company holds a 100% interest
9. Incognita property, Nunavut – the Company holds a 100% interest.

Mineral exploration work conducted by the Company after the effective date of the Arrangement (December 8' 2006) includes the following:

(i) The Company and option partner Crosshair Exploration & Mining are completing a 3000 metre (13 drillhole) partner-funded drilling program on the Golden Promise property that began on November 13, 2006. Initial results from this drill program were released by the Company on January 22 (see Paragon News Release dated January 22, 2007). The Company expects the drill program to be completed in early February 2007.

(ii) The Company completed a 9 drillhole (2109 metres) diamond drill program on the JBP Linear gold property on January 15, 2007. Sample results from this drill program are pending.

Financial Results of Operations

Paragon had not yet taken ownership of its mineral portfolio at the September 30, 2006 year end and so operations during the reporting period only included financing activities, consideration of new mineral properties and preparations for the Arrangement.

The loss for the period mostly represents Paragon's contribution to the Arrangement costs incurred to September 30, 2006. As this is the first reporting period, there are no comparative periods.

Selected Annual and Quarterly Information (based on Canadian GAAP)

The Company's year end is September 30 and as such only part of one quarter was completed before the year end. The Company's statements are prepared in Canadian dollars.

	Period from July 4 to September 30, 2006
Net loss	$(124,278)
Basic and diluted net loss per share*	N/A
Total assets	$5,722
Total long-term financial liabilities	$Nil
Cash dividends	$Nil

* - no shares had been issued as of the year end.

Liquidity and Capital Resources

As described in note 7(b) to the financial statements and above under significant events, on the effective date of the Plan of Arrangement, December 8, 2006, the Company received the proceeds from a private placement financing amounting to $4,044,800. Proceeds of $2.45 million, received for the flow-through shares, are to be used exclusively for Canadian Exploration Expenditures to be completed by December 31, 2007.

The Company considers current working capital sufficient to fund operations for the next 12 to 18 months. As the Company currently has no source of revenue, it will eventually require additional financing to continue operations and exploration activities. The Company's ability to finance is dependent upon various risk factors including market conditions and results of exploration programs.

Related Party Transactions

The Company shares two directors and the CFO with Rubicon Minerals Corporation and as such, the Company's contribution to Rubicon, for the costs of the Arrangement, is considered a related party transaction. In addition, the Company currently has a cost sharing arrangement with Rubicon for office facilities and administrative services. See note 4 to the financial statements for additional information.

Changes in Accounting Policies including Initial Adoption

Comprehensive Income, CICA Handbook Section 1530

Effective October 1, 2006, the Company adopted new handbooks Section 1530, which introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Equity, CICA Handbook Section 3251

Effective October 1, 2006, the Company adopted new handbook Section 3251 which establishes standards for the presentation of equity and changes in equity during a reporting period as a result of the comprehensive income reporting requirements of new Section 1530.

Financial Instruments, CICA Handbook Section 3855

Effective October 1, 2006, the Company adopted new handbook Section 3855 which prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

None of the above new accounting standards are expected to have a significant impact on the Company's business or financial statements.

Outstanding Share Data

As at January 26, 2007, the Company had the following common shares, stock options and warrants outstanding:

Issued and Outstanding Common shares	20,474,156
Stock options	
Plan of Arrangement Distribution Options*	633,111
Warrants	
Plan of Arrangement Distribution Warrants*	525,453
Paragon Private Placement Warrants ($1.00 expiring December 8, 2008)	3,179,000
Fully diluted shares outstanding	24,811,720

* Warrant and Option obligations accepted by Paragon pursuant to the Plan of Arrangement.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Disclosure Controls and Procedures

The CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures and have concluded, based on their evaluation, that they were effective as of September 30, 2006 to provide reasonable assurance that all material information relating to the Company and its consolidated subsidiary will be made known to management and disclosed in accordance with applicable securities regulations.

Cautionary Notes

The Company's audited financial statements for the period from incorporation on July 4, 2006 to the fiscal year end of September 30, 2006 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

Form 52-109F1 - Certification of Annual Filings

I, Michael Vande Guchte, CEO of Paragon Minerals Corporation certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paragon Minerals Corporation (the issuer) for the year ending September 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 29, 2007.

"Michael Vande Guchte"
Michael Vande Guchte
CEO, Paragon Minerals Corp.

Form 52-109F1 - Certification of Annual Filings

I, Robert Lewis, CFO of Paragon Minerals Corporation certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Paragon Minerals Corporation (the issuer) for the year ending September 30, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 29, 2007.

<u>"Robert Lewis"</u>
Robert Lewis
CFO, Paragon Minerals Corp.

END